Exhibit 99.6

QIAGEN and Agilent Technologies to Co-Market Lab-on-a-Chip Solutions for Molecular

Biology to Life Science Markets

VENLO, The Netherlands and PALO ALTO, Calif., March 27, 2003—QIAGEN N.V. (Nasdaq: QGENF; Deutsche Börse: QIA, Prime Standard) and Agilent Technologies Inc. (NYSE: A) today announced that they have signed an agreement to actively co-market the Agilent 2100 bioanalyzer and LabChip® kits with QIAGEN’s consumables and instruments for the separation, purification and handling of nucleic acids and proteins. The combined solutions incorporating QIAGEN’s and Agilent’s products enable molecular biologists and biochemists to obtain highest quality results in the analysis of biomolecules such as DNA, RNA, proteins and cells.

QIAGEN is the world-leading provider of DNA and RNA stabilization, separation and purification solutions and offers a comprehensive and growing portfolio of products and technologies for biochemical sample preparation and analysis. The Agilent 2100 bioanalyzer and LabChip kits, jointly developed with Caliper Technologies, have been established as the market-leading microfluidics-based system for analyzing RNA, DNA, proteins and cell fluorescence. The product line has experienced rapid growth with more than 1800 bioanalyzers sold. The LabChip kits measure both sample quality and quantity in a single step. The co-marketing activities between Agilent and QIAGEN will enable customers to take full advantage of the companies’ leading product offerings for the preparation and analysis of nucleic acid, protein and cell samples.

As part of the non-exclusive agreement, the two companies will develop a series of scientific application notes that describe challenging or novel applications that can be more easily accomplished using the combination of Agilent and QIAGEN products. The first application note, “Using the Agilent 2100 bioanalyzer for analysis of His-tag removal from recombinant proteins” has already been published (publication number 5988-8144EN) and is available in Agilent’s online library at www.chem.agilent.com. Initial research application areas are expected to include biological sample preparation and multiplex PCR.

“QIAGEN and Agilent have very compatible and complementary product portfolios that synergistically support our customers’ sample analysis workflow,” said Chris Van Ingen, Senior Vice President and General Manager of Agilent’s Life Science and Chemical Analysis business. “Agilent is committed to delivering workflow-based solutions to our life science customers. QIAGEN is a world leader in sample preparation technologies and by combining Agilent’s sample analysis technologies with QIAGEN’s preparation products, we can provide a solution that enables customers to achieve better results faster and easier.”

“Quality results begin with having quality samples,” said Metin Colpan, CEO of QIAGEN. “We have heard repeatedly from customers that the combination of QIAGEN’s and Agilent’s products is a powerful asset in their research. The Agilent 2100 bioanalyzer has substantial advantages over alternative sample analysis techniques, such as gel electrophoresis and fluorescence microscopy, and combined with the high quality of QIAGEN’s preparative solutions it provides a very convenient and easy to use method for obtaining highest quality results. This is a new and unique relationship in which we are very pleased to offer customers a seamless interface into QIAGEN’s products and technologies as part of a complete preparation and analysis solution.”

About QIAGEN

QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia, Norway, Austria and Canada, believes it is the world’s leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids as well as analysis technologies including labeling technologies, qPCR, real time gene expression analysis, gene silencing, transfection technologies, and 6-His protein expression/detection systems. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN’s products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs approximately 1,600 people worldwide. Further information on QIAGEN can be found at www.qiagen.com.

About Agilent Technologies

Agilent Technologies Inc. (NYSE: A) is a global technology leader in communications, electronics and life sciences. The company’s 35,000 employees serve customers in more than 110 countries. Agilent had net revenue of $6 billion in fiscal year 2002. Information about Agilent is available on the Web at www.agilent.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN’s, products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).

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